600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

July 20, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L’Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
TSX
AMEX

Dear Sirs:

Subject: Medicure Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	:	Annual and General
2. Security Description of Voting Issue	:	Common
3. CUSIP Number	:	584 69E 101
4. Record Date	:	August 14, 2006
5. Meeting Date	:	October 11, 2006
6. Meeting Location	:	Toronto, ON

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Medicure Inc.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Medicure Inc.
      Attention: Derek Reimer